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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                                   IBP, INC.
                                (Name of Issuer)

                                  Common Stock
                                $0.05 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                   449223106
                                 (CUSIP Number)

                              George R. Bason, Jr.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212 450 4340
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                November 3, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: o

     Check the following box if a fee is being paid with this statement. [ ]


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


                                  SCHEDULE 13D

CUSIP No. 449223106                                            Page 1 of 1 Page

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

             Not applicable
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Switzerland
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                                             7      SOLE VOTING POWER

                                                    See Item 5
                                          -------------------------------------
                                             8      SHARED VOTING POWER

                                                    See Item 5
                                          -------------------------------------
            NUMBER OF SHARES                 9      SOLE DISPOSITIVE POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                      See Item 5
                  WITH                    -------------------------------------
                                             10     SHARED DISPOSITIVE POWER

                                                    See Item 5
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             See Item 5
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
             CERTAIN SHARES*

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Item 5
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    14       TYPE OF REPORTING PERSON*

             BK, HC, OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Reporting Person (as defined below) hereby amends and supplements the Report on Schedule 13D (the "Schedule 13D"), originally filed on October 11, 2000 and amended by Amendment No. 1 on November 9, 2000, with respect to the shares of common stock, $0.05 par value (the "Shares") of IBP, inc. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 2 of the Schedule 13D is hereby deleted in its entirety.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2000

                                      Credit Suisse First Boston, acting solely
                                        on behalf of the Credit Suisse First
                                        Boston business unit


                                      By:   /s/ Lindsay Hollister
                                         ---------------------------------------
                                         Name:  Lindsay Hollister
                                         Title: Director

                                   SCHEDULES

     Schedules G through I are deleted in their entirety and replaced with the following:

                                                                     Schedule G

                        Executive Officers and Directors
                                       of
                     Credit Suisse First Boston (USA), Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), formerly known as Donaldson, Lufkin & Jenrette, Inc. The business address of CSFB-USA is 11 Madison Avenue, New York, New York 10010.

Name and Title                          Business Address                Principal Occupation                Citizenship
--------------                          ----------------                --------------------                -----------
Joe L. Roby                             11 Madison Avenue               Chairman, Credit Suisse First       USA
Board Member                            New York, NY 10010              Boston business unit

Allen Wheat                             11 Madison Avenue               Chairman of the Executive           USA
President and Chief Executive           New York, NY 10010              Board and President and Chief
Officer and Board Member                                                Executive Officer of Credit
                                                                        Suisse First Boston business unit
                                                                        and Member of the Executive
                                                                        Board, Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue               Chief Administrative Officer,       USA
Chief Financial and Administrative      New York, NY 10010              Credit Suisse First Boston
Officer and Board Member                                                business unit

Brady W. Dougan                         11 Madison Avenue               Head of Equities, Credit Suisse     USA
Division Head-Equities and Board        New York, NY 10010              First Boston Business Unit
Member

D. Wilson Ervin                         11 Madison Avenue               Head of Strategic Risk              USA
Head of Strategic Risk                  New York, NY 10010              Management, Credit Suisse First
Management                                                              Boston business unit

David C. Fisher                         11 Madison Avenue               Chief Accounting Officer, Credit    USA
Chief Accounting Officer                New York, NY 10010              Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue               Head of Financial Services,         USA
Head of Financial Services Group        New York, NY 10010              Credit Suisse First Boston
and Board Member                                                        business unit

Stephen A.M. Hester                     11 Madison Avenue               Head of Fixed Income, Credit        USA
Division Head-Fixed Income and          New York, NY 10010              Suisse First Boston business unit
Board Member

Hamilton E. James                       11 Madison Avenue               Co-Head of Investment Banking,      USA
Division Co-Head-Investment             New York, NY 10010              Credit Suisse First Boston
Banking and Board Member                                                business unit business unit

Christopher G. Martin                   11 Madison Avenue               Head of Technology, Operations      USA
Head of Technology, Operations          New York, NY 10010              and Finance, Credit Suisse First
and Finance                                                             Boston business unit


                                       3


Name and Title                          Business Address                Principal Occupation                Citizenship
--------------                          ----------------                --------------------                -----------
Joseph T. McLaughlin                    11 Madison Avenue               Executive Vice President, Legal     USA
General Counsel and Board               New York, NY 10010              and Regulatory Affairs, Credit
Member                                                                  Suisse First Boston business unit

Garrett M. Moran                        11 Madison Avenue               Head of Private Equity, Credit      USA
Division Head of Private Equity         New York, NY 10010              Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue               Chief Credit Officer, Credit        USA
Chief Credit Officer                    New York, NY 10010              Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue               Vice Chairman of the Executive      USA
Division Head-Finance,                  New York, NY 10010              Board and Chief Financial
Administration and Operations and                                       Officer, Credit Suisse First
Board Member                                                            Boston business unit and
                                                                        Member of the Executive Board,
                                                                        Credit Suisse Group

Charles G. Ward, III                    11 Madison Avenue               Co-Head of Investment Banking,      USA
Division Co-Head-Investment             New York, NY 10010              Credit Suisse First Boston
Banking and Board Member                                                business unit

Lewis H. Wirshba                        11 Madison Avenue               Treasurer, Credit Suisse First      USA
Treasurer                               New York, NY 10010              Boston business unit

Robert M. Baylis                        11 Madison Avenue               Member of the Board of              USA
Board Member                            New York, NY 10010              Directors for various unaffiliated
                                                                        companies and organizations

Philip K. Ryan                          11 Madison Avenue               Member of the Executive Board       USA
Board Member                            New York, NY 10010              and Chief Financial Officer,
                                                                        Credit Suisse Group

Maynard J. Toll, Jr.                    11 Madison Avenue               Retired Investment Banker;          USA
Board Member                            New York, NY 10010              Chairman, Edmund S. Muskie
                                                                        Foundation; President, Nelson &
                                                                        Toll Properties, Ltd.

                                                                     Schedule H

                 Executive Board Members and Executive Officers
                                       of
                              The Reporting Person

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the Reporting Person. The business address of the Reporting Person is 11 Madison Avenue, New York, New York 10010.

Name and Title                         Business Address                Principal Occupation                 Citizenship
--------------                         ----------------                --------------------                 -----------
Allen D. Wheat                         11 Madison Avenue,              Chairman of the Executive            USA
Chairman                               New York, NY 10010              Board and President and Chief
                                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Brady W. Dougan                        11 Madison Avenue,              Head of Equities, Credit Suisse      USA
Board Member                           New York, NY 10010              First Boston business unit

Stephen A.M. Hester                    11 Madison Avenue,              Head of Fixed Income, Credit         United Kingdom
Board Member                           New York, NY 10010              Suisse First Boston business unit

David C. Mulford                       One Cabot Square                Chairman International, Credit       United Kingdom
Board Member                           London, England                 Suisse First Boston
                                       E14 4QJ

Stephen E. Stonefield                  One Raffles Link                Chairman of Pacific Region,          USA
Board Member                           Singapore                       Credit Suisse First Boston

Charles G. Ward, III                   11 Madison Avenue,              Co-Head of  Investment               USA
Board Member                           New York, NY 10010              Banking, Credit Suisse First
                                                                       Boston business unit

Anthony F. Daddino                     11 Madison Avenue               Chief Administrative                 USA
Board Member                           New York, NY 10010              Officer, Credit Suisse First
                                                                       Boston business unit

Hamilton E. James                      11 Madison Avenue               Co-Head of Investment                USA
Board Member                           New York, NY 10010              Banking, Credit Suisse
                                                                       First Boston business unit

Gates H. Hawn                          11 Madison Avenue               Head of Financial Services,          USA
Board Member                           New York, NY 10010              Credit Suisse First Boston
                                                                       business unit

Bennett Goodman                        277 Park Avenue                 Managing Director and                USA
Board Member                           New York, NY 10172              Global Head of Leveraged
                                                                       Finance Fixed Income Division,
                                                                       Credit Suisse First Boston
                                                                       business unit


                                       5


Name and Title                         Business Address                Principal Occupation                 Citizenship
--------------                         ----------------                --------------------                 -----------
David S. Moore                         11 Madison Avenue               Deputy Head of Global Equity         USA
Board Member                           New York, NY 10010              Trading, Credit Suisse First
                                                                       Boston business unit

Joe L. Roby                            11 Madison Avenue               Chairman, Credit Suisse First        USA
Board Member                           New York, NY 10010              Boston business unit

Paul Calello                           11 Madison Avenue               Managing Director, Credit            USA
Board Member                           New York, NY 10010              Suisse First Boston and Head of
                                                                       Equity Derivatives and
                                                                       Convertibles Unit

Christopher Carter                     17 Columbus Courtyard           Managing Director, Credit            United Kingdom
Board Member                           London, England                 Suisse First Boston and
                                       E14 4DA                         Chairman, Global Equity Capital
                                                                       Markets and Head of European
                                                                       Investment Banking

James P. Healy                         11 Madison Avenue               Managing Director, Credit            USA
Board Member                           New York, NY 10010              Suisse First Boston and Global
                                                                       Head of Emerging Market Group

John Nelson                            One Cabot Square                Chairman, Credit Suisse              United Kingdom
Board Member                           London, England                 First Boston Europe Limited
                                       E14 4QJ

Trevor Price                           One Cabot Square                Managing Director, Credit            United Kingdom
Board Member                           London, England                 Suisse First Boston and Head of
                                       E14 4QJ                         Developed Markets Rates
                                                                       Business in the Fixed Income
                                                                       Division

Richard E. Thornburgh                  11 Madison Avenue               Vice-Chairman of the Executive       USA
Board Member                           New York, NY 10010              Board and Chief Financial
                                                                       Officer, Credit Suisse First
                                                                       Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Joseph T. McLaughlin                   11 Madison Avenue               Executive Vice President, Legal      USA
Board Member                           New York, NY 10010              and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

                                                                     Schedule I

                        Executive Officers and Directors
                                       of
                     Credit Suisse First Boston Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of Credit Suisse First Boston Corporation ("CSFBC"). The business address of CSFBC is 11 Madison Avenue, New York, New York 10010.

Name and Title                         Business Address                Principal Occupation                 Citizenship
--------------                         ----------------                --------------------                 -----------
Allen D. Wheat                         11 Madison Avenue,              Chairman of the Executive            USA
President, Chief Executive Officer     New York, NY 10010              Board and President and Chief
and Board Member                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Brady W. Dougan                        11 Madison Avenue,              Head of Equities, Credit Suisse      USA
Managing Director and Board            New York, NY 10010              First Boston business unit
Member

Carlos Onis                            11 Madison Avenue,              Managing Director, Credit            USA
Managing Director and Board            New York, NY 10010              Suisse First Boston Corporation
Member

Charles G. Ward, III                   11 Madison Avenue,              Co-Head of Investment Banking,       USA
Managing Director and Board            New York, NY 10010              Credit Suisse First Boston
Member                                                                 business unit

Joseph T. McLaughlin                   11 Madison Avenue,              Executive Vice President, Legal      USA
Managing Director and Board            New York, NY 10010              and Regulatory Affairs, Credit
Member                                                                 Suisse First Boston business unit

Gates H. Hawn                          11 Madison Avenue               Head of Financial Services,          USA
Managing Director                      New York, NY 10010              Credit Suisse First Boston
                                                                       business unit

Frank J. Decongelio                    11 Madison Avenue,              Managing Director, Credit            USA
Managing Director and Head of          New York, NY 10010              Suisse First Boston
Operations

Lori M. Russo                          11 Madison Avenue,              Vice President and Secretary,        USA
Vice President and Secretary           New York, NY 10010              Credit Suisse First Boston
                                                                       business unit

Lewis H. Wirshba                       11 Madison Avenue,              Treasurer, Credit Suisse First       USA
Managing Director and Treasurer        New York, NY 10010              Boston business unit


                                       7


Rochelle Pullman                       11 Madison Avenue,              Controller, Credit Suisse First      USA
Director and Controller                New York, NY 10010              Boston Corporation

John Gallagher                         11 Madison Avenue,              Director,                            USA
Director and Director of Taxes         New York, NY 10010              Credit Suisse First Boston
                                                                       Corporation

Richard E. Thornburgh                  11 Madison Avenue,              Vice Chairman of the Executive       USA
Managing Director and Board            New York, NY 10010              Board and Chief Financial
Member                                                                 Officer, Credit Suisse First
                                                                       Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Joe L. Roby                            11 Madison Avenue               Chairman, Credit Suisse First        USA
Board Member                           New York, NY 10010              Boston business unit

David C. Fisher                        11 Madison Avenue               Chief Accounting Officer,            USA
Managing Director and Chief            New York, NY 10010              Credit Suisse First Boston
Financial Officer                                                      business unit

Hamilton E. James                      277 Park Avenue                 Co-Head of Investment Banking,       USA
Managing Director and Board            New York, NY 10172              Credit Suisse First Boston
Member                                                                 business unit

Robert C. O'Brien                      11 Madison Avenue               Chief Credit Officer, Credit         USA
Managing Director                      New York, NY 10010              Suisse First Boston business unit

D. Wilson Ervin                        11 Madison Avenue               Head of Strategic Risk               USA
Managing Director                      New York, NY 10010              Management, Credit Suisse First
                                                                       Boston business unit

Anthony F. Daddino                     277 Park Avenue                 Chief Administrative Officer,        USA
Managing Director                      New York, NY 10172              Credit Suisse First Boston
                                                                       business unit

Garrett M. Moran                       11 Madison Avenue               Head of Private Equity, Credit       USA
Managing Director                      New York, NY 10010              Suisse First Boston business unit

Richard F. Brueckner                   1 Pershing Plaza                Managing Director, Credit            USA
Managing Director                      Jersey City, NJ 07399           Suisse First Boston Corporation

Michael J. Campbell                    277 Park Avenue                 Managing Director, Credit            USA
Managing Director                      New York, NY 10172              Suisse First Boston Corporation

David M. Brodsky                       11 Madison Avenue               General Counsel, Credit Suisse       USA
General Counsel                        New York, NY 10010              First Boston Corporation


                                       8